11650 South State Street, Suite 240, Draper, Utah 84020

July 19, 2016

VIA EMAIL AND EDGAR

Mr. Folake Ayoola, Senior Counsel, Office of Real Estate and Commodities

Ms. Sandra B. Hunter, Staff Attorney

Mr. Wilson Lee, Staff Accountant

Mr. Robert Telewicz, Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

HunterS@SEC.GOV

Re: Vican Resources, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed July 19, 2016

File No. 333-107179

Dear Messrs. Ayoola, Lee and Telewicz and Ms. Hunter:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on July 19, 2016 (Accession No. 0001391609-16-000513). This request is due to the Edgar filer filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

If you have any questions, or require anything further assistance regarding this request, please contact Kenneth I. Denos at (801) 816-2511.

Very truly yours,

VICAN RESOURCES, INC.

/s/ Chene C. Gardner

Chene C. Gardner

Principal Executive Officer